

September 20, 2010

Marc Hazout
Chief Executive Officer
Silver Dragon Resources Inc.
5160 Yonge Street, Suite 803
Toronto, Ontario, Canada M2N 6L9

>   **Re: Silver Dragon Resources Inc.**
>   **Form 10-K**
>   **Filed March 31, 2010**
>   **File No. 000-29657**

Dear Mr. Hazout:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note that you have not established reserves on any of your properties and that you are strictly in the exploration stage. However, you refer to development and production plans and activities in various places throughout your filing. Given your status as an exploration stage company, disclosure regarding development or production activities is premature and potentially confusing to investors. Revise your filing throughout to remove any disclosure regarding plans, intentions or expectations to begin development or production on your properties.

Cover Page

2.   Disclose the aggregate market value of your voting and non-voting common equity held by non-affiliates, computed by reference to the price at which the common equity was

last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter. See the instructions to the "Facing Page" of Form 10-K for additional guidance.

Management's Discussion and Analysis, page 21

3.   Please tell us what consideration you gave to the disclosures pertaining to your "critical accounting estimates." Refer to FRR 501.14 for additional guidance.

Plan of Operation – Plan for the Year 2010, page 22

4.   In the last sentence of this section, you state $1 million will be needed to fund your Mexico exploration and other costs in 2010. Conversely, in the next section you state current cash on hand, which amounted to $137 thousand as of December 31, 2009, will fund the business for the next 12 months, and that you will need to raise $3.5 million to continue your operations for the next 12 months. Similar statements are also made in your corresponding risk factor disclosure on page 9. Please reconcile these disparate statements, and revise your disclosure accordingly to consistently and clearly describe your cash requirements and how you will meet them.

Signatures, page 32

5.   Your Form 10-K must be signed by at least a majority of your board of directors, as well as by your controller or principal accounting officer. Please see Instruction D(2)(a) to Form 10-K.

Financial Statements

Notes to Financial Statements, page 13

Note 13 – Consolidated Statements of Cash Flows Supplemental Disclosures, page 22

6.   Please provide us with a reconciliation of the amounts presented in your tabular presentation to the corresponding amounts presented in your statements of cash flows.

Engineering Comments

Regulatory Obligations in Mexico, page 4

7.   We note you are required to file reports on the safety and hygiene of your workers with the registry of the Labor Commissions as required by Mexican Federal Labor Law. Please expand your discussion related to safety and health for all countries in which your company operates to include the occupational injury and frequency rates your company measures, comparisons to comparable national statistics, and your performance as

demonstrated by these rates. It would be helpful to include safety statistics and injury frequency rates, such as your total reportable injuries, lost-time injuries and fatal injuries, if these metrics are available.

Erbaohuo, page 15

8.   Insert a small-scale map showing the location and access to each material property, as required by Instruction 3(B) to Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. We believe the guidance would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact me, at (202) 551-3489, with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant